UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA welcomes Piero Rosatelli as CFO & IRO

São Paulo, September 15, 2025 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to craft personal, engaging and fluid experiences throughout the customer journey, today announced the election of Mr. Piero Rosatelli as Zenvia’s new Chief Financial Officer (CFO) and Investor Relations Officer (IRO).

Mr. Rosatelli succeeds Mr. Shay Chor as Zenvia’s CFO and IRO. Mr. Chor has been working closely with Mr. Rosatelli to ensure an orderly transition of responsibilities and will continue to assist the Company as a consultant to Zenvia’s Audit Committee.

Mr. Rosatelli was one of the managing partners of Oria Capital, and has already resigned from his role as Zenvia’s Board Member. Mr. Rosatelli is currently a member of the boards of Tolife and Interplayers Soluções Integradas and previously served on the board of Argo Solutions. He started his career in technology investments sixteen years ago and has led more than forty tech deals to date. His professional background also includes experience in investment banking and in strategic and financial planning at retailer C&A. Mr. Rosatelli holds a bachelor’s degree in business administration and an MBA from Insper.

Zenvia would like to thank Mr. Chor for his valuable contribution during his four years of service with the Company and wishes him continued success in his future endeavors.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts
Investor Relations Piero Rosatelli Fernanda Rosa ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, almost 10,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary quarter and year-to-date operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 15, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer